UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA appoints new Chief Executive Officer

Monterrey, Mexico, March 23, 2011—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV:OMA), announces that the Board of Directors appointed Porfirio González as OMA’s new Chief Executive Officer.  He replaces Victor Bravo, who is returning to become the CFO of OMA’s controlling shareholder, Empresas ICA, S.A.B. de C.V. The changes become effective July 1, 2011.

Porfirio González has more than 15 years professional experience in the airports industry.  He has been OMA’s Director of Airports since 2006.  In that position, he was responsible for the relationships of OMA and the airports with federal, state, and local authorities. He also oversaw and coordinated the airport consultative councils of all 13 airports; these councils bring together airport managers, airlines, other airport service providers, and governmental authorities to ensure effective airport operation. From 1998 to 2006, Mr. González served as the director of the business division, sub-director of operations and development, and manager of the Monterrey International Airport.

Bernardo Quintana, the Chairman of OMA and ICA, said, “OMA has benefitted from Victor Bravo’s leadership over the past five years. As CEO since 2009, he helped lead the company through a period of great turbulence in the air transport industry, executing a strategic plan that allowed OMA to continue to grow and diversify its business.  Previously as CFO, he was instrumental in carrying out OMA’s 2006 Initial Public Offering.”

Mr. Quintana continued: “The Board is confident that Porfirio González is the right person to lead OMA during its next stage of development.  He has tremendous knowledge of the industry, proven experience, and he has been a key member of OMA’s leadership team since 2006. Porfirio was also a member of the team that negotiated with the Government the new Master Development Plan, or MDP, for the 13 airports for 2011-15. This MDP, which was approved last December, sets a clear path for OMA over the next five years.”

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican
Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

●	Website: http://www.oma.aero
●	Twitter: http://twitter.com/OMAeropuertos
●	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: March 24, 2011